Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Leland S. Benton

Partner

+1.202.739.5091

leland.benton@morganlewis.com

December 30, 2022

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	China Natural Resources, Inc.
Registration Statement on Form F-3
Filed November 18, 2022
File No. 333-268454

Dear Ms. Packebusch:

On behalf of China Natural Resources, Inc., a British Virgin Islands company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated December 12, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Registration Statement on Form F-3 (the “Form F-3”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form F-3.

Liz Packebusch

December 30, 2022

Registration Statement on Form F-3 filed November 18, 2022

Cover Page

1.	We note your disclosure that the PCAOB has yet to determine that it may inspect your auditor in relation to its audit work to its satisfaction, and that your common shares will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the HFCAA are enacted. Please disclosure here, if true, that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please make similar revisions to your disclosure regarding same in your prospectus summary, at page 6, and your risk factor summary, at page 7.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 6-7 accordingly.

2.	Please update your disclosure regarding the Statement of Protocol here and elsewhere to reflect that the PCAOB will be required to assess its determinations regarding inspections by the end of 2022.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 6-7 and 12-13 accordingly.

3.	Please revise to identify clearly here and in your prospectus summary the entity (including the domicile) in which investors are purchasing an interest.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 3 accordingly.

4.	We note your disclosure regarding transfers of cash and assets between you and your subsidiaries. Please expand your disclosure to discuss whether any transfers, dividends or distributions have been made to investors and quantify the amounts where applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 6 accordingly.

5.	Please clarify that all of the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong and Macau.

Response: In response to the Staff’s comment, the Company respectfully submits that Hong Kong and Macao currently operate under different sets of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong or Macau. The Company has revised the disclosure on the cover page and page 3 accordingly.

Liz Packebusch

December 30, 2022

Prospectus Summary, page 3

6.	We note your disclosure in the first paragraph of page 3. Please expand your summary of risk factors to disclose or discuss in greater detail the risk that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 accordingly.

Risk Factors

Uncertainties with respect to the PRC legal system could adversely affect us., page 9

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 accordingly.

ENFORCEABILITY OF CIVIL LIABILITIES, page 43

8.	We note your disclosure that all of your assets and all of your directors and officers are located outside the United States. Please revise to clarify those of your officers and directors who are located in the PRC, and those that are located in Hong Kong, if any.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 accordingly.

Liz Packebusch

December 30, 2022

General

9.	Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2021 have been resolved.

Response: The Company acknowledges the Staff’s comment and confirms such understanding.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5091 or via email at leland.benton@morganlewis.com.

Sincerely,

/s/ Leland S. Benton

cc:	Wong Wah On Edward, President and Chief Executive Officer, China Natural Resources, Inc.
Zhu Youyi, Chief Financial Officer, China Natural Resources, Inc.
David A. Sirignano, Esq, Morgan, Lewis & Bockius LLP